VIA EDGAR

January 4, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	BioTelemetry, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed on February 22, 2016
Form 8-K
Filed November 2, 2016
File No. 000-55039

Dear Mr. Spirgel:

This letter responds to your letter dated December 22, 2016, which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) and the Company’s Form 8-K filed on November 2, 2016.

For your convenience, we have included each of the Staff’s comments in italics before the corresponding response.  The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs numbered in your December 22, 2016 letter.

Form 8-K Filed on November 2, 2016

Exhibit 99.1

1.                                      We note that you exclude patent litigation expenses from your non-GAAP Measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

We have reviewed the guidance under Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations (“C&DIs”) issued on May 17, 2016, and have considered the patent litigation adjustment used to calculate our non-GAAP measures in this context.

1000 Cedar Hollow Road • Suite 102 • Malvern, PA 19355

Tel 610.729.7000 • Fax 610.828.3753

Given that the patent litigation expenses are not normal, recurring, cash operating expenses necessary to operate the Company’s ongoing business as contemplated in the C&DIs, we believe excluding these expenses from our non-GAAP measures is appropriate.  In addition, we do not describe our patent litigation expense as being non-recurring or infrequent or otherwise misrepresent its frequency, which does not preclude it as an adjustment as discussed in Question 102.03 of the C&DIs.

The adjustments in question relate to specific litigation, initiated by the Company, against certain competitors, in defense of our intellectual property.  These adjustments do not include general legal or typical patent maintenance expense, as the Company views these expenses as necessary to operate the business.  The Company has voluntarily undertaken these patent litigation proceedings and can make the decision to stop these proceedings, and the related expense, at any time.  Abandoning this effort and eliminating these patent litigation costs would not have an impact on the expenses necessary to operate the business.  Also to note, in accordance with Question 100.03 of the C&DIs, any future income generated from this litigation would also be excluded from our non-GAAP financial measures.

While not a substitute for GAAP, we believe providing investors with non-GAAP measures, excluding patent litigation, are useful in evaluating the long-term performance of the Company and the sustainability of our results.  Since the expenses are not necessary to operate the ongoing business and are variable in nature, excluding these expenses from our non-GAAP financial measures also assists investors in comparing current operating results to operating results from prior periods.  Based on our interactions with our investors, we do not believe there is confusion regarding the adjustments or our operating performance due to the disclosures provided.

In accordance with the Staff’s comment, for future filings, the Company will continue to evaluate the usefulness of any adjustment used in our non-GAAP measures and will provide enhanced disclosures regarding the nature of the charges to help clarify how this information is useful for management and investors to evaluate the Company’s performance.

2.                                Please present the income tax effects related to “other charges” adjustments to arrive at adjusted net income, a Non-GAAP measure. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

The Company has a history of losses and is in a full valuation allowance position.  The income tax expense that is shown on the Company’s financial statements is due to the Alternative Minimum Tax, the change in deferred tax liability for indefinite lived intangibles related to the Company’s acquisitions and various state taxes, primarily Texas franchise/income tax.  The other charges adjustment would only be impacted by the Alternative Minimum Tax which would have been immaterial at less than 2% of the expense reported.  As a result, no income tax effect on other charges was shown.  In future filings, should the Company’s tax position change, the Company will disclose any material income tax effect on its non-GAAP financial measures as discussed in Question 102.11 of the C&DIs.

If you have any questions regarding the foregoing, please feel free to contact me at (610) 729-7154.

Sincerely,

/s/ Heather C. Getz

Heather C. Getz
Chief Financial Officer

cc:	Christie Wong, Securities and Exchange Commission
Ivette Leon, Securities and Exchange Commission
Greg Dundas, Securities and Exchange Commission
Celeste Murphy, Securities and Exchange Commission